Mail Stop 4561

June 29, 2006

S. Bradford Antle
SI International, Inc.
12012 Sunset Hills Road
Reston, VA 22190

> **Re: SI International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-50080**

Dear Mr. Antle:

We have reviewed your response letter dated May 12, 2006 and the above referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-5

1.   We have read your response to comment 3 in our letter dated April 17, 2006. Your response notwithstanding, for purposes of financial statement presentation in filings with the Commission, Rule 5-03(b) of Regulation S-X clearly sets forth the required presentation of costs and expenses, including descriptive captions. You should revise your financial statements accordingly. In addition, the separate presentation of depreciation and amortization expense should be revised to

comply with SAB Topic 11.B. With regard to your communicating additional information to assist readers in understanding your business and in "predicting financial forecasts," such communication is the objective of Management's Discussion and Analysis of Financial Condition and Results of Operations. See Section I.B. of SEC Release 33-8350.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at 202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief